Exhibit 99.1

Postmedia Announces Receipt of No-Action Letter from the Competition Bureau Regarding Acquisition of Sun Media English Language Newspapers and Digital Properties

TORONTO--(BUSINESS WIRE)--March 25, 2015--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) announced today that it has received a no-action letter from the Competition Bureau of Canada in respect of the Company’s previously announced agreement to acquire Sun Media Corporation’s (“Sun Media”) English language newspapers and specialty publications, as well as digital properties, from Quebecor Media Inc. (the “Sun Media Acquisition”). The no-action letter confirms that the Competition Bureau does not, at this time, intend to challenge the proposed transaction before the Competition Tribunal under the merger provisions under the Competition Act.

“This is an exciting day for Postmedia and for the future of Canadian media,” said Rod Phillips, Chair of the Board of Postmedia. “We appreciate the Competition Bureau’s professional and thorough review and its conclusion that the proposed transaction is unlikely to substantially lessen or prevent competition.”

“We look forward to soon welcoming the Sun Media brands and employees to Postmedia,” said Paul Godfrey, President and CEO. “We are confident that our audiences and advertisers will continue to benefit from the strength of their favourite brands and that Postmedia will be poised to better compete against foreign-based digital giants that have been disrupting the Canadian media landscape at the peril of distinctive Canadian voices.”

As previously announced, the Company has completed two financing transactions in connection with the financing of the Sun Media Acquisition. On October 31, 2014, it issued $140 million of debt subscription receipts to an existing debt holder, which receipts are exchangeable for an equal amount of the Company’s 8.25% Senior Secured Notes due 2017 (the “Notes”) upon closing of the Sun Media Acquisition, without further consideration, subject to certain conditions. On March 17, 2015, it completed its rights offering (the “Rights Offering”) of equity subscription receipts (the “Equity Subscription Receipts”) for aggregate proceeds of $173.5 million. The Equity Subscription Receipts will be automatically exchanged for variable voting shares of the Company upon the satisfaction of certain conditions, including, among others, the satisfaction of all conditions of the Sun Media Acquisition and the issuance of the Notes. The net proceeds from the issuance of the Notes and from the Rights Offering, together with the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, will be used by the Company to finance the Sun Media Acquisition.

The transaction is subject to the satisfaction or waiver of customary closing conditions, and is currently expected to close in the next few weeks. There can be no assurance that the Company or Quebecor Media Inc. will be able to satisfy or comply with these conditions.

Media Briefing
Postmedia invites accredited media to attend a briefing and question and answer session today, Wednesday, March 25, 2015 at 11:00 a.m. Eastern Time at Postmedia Place, 11th Floor, 365 Bloor Street East, Toronto, ON.

The briefing will be hosted by Rod Phillips Chair of the Board and Paul Godfrey President and CEO.
Reporters or photographers wishing to attend the briefing may register in person at the door. Media credentials and photo ID are required to register.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the closing of the Sun Media Acquisition; the satisfaction or waiver of the conditions related to the issuance of the Notes, the exchange of the Equity Subscription Receipts for variable voting shares and the Sun Media Acquisition; and the benefits to Postmedia from the Sun Media Acquisition. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, the possibility that the Sun Media Acquisition will not close or that the conditions related to the issuance of the Notes, the exchange of the Equity Subscription Receipts for variable voting shares or the Sun Media Acquisition will not be satisfied or waived; the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from digital and alternative forms of media; and the effect of economic conditions and structural changes in the industry on revenue.

For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com